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                        Registration No. 811-10143

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C., 20549

                                   FORM N-8B-2

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                       NATIONWIDE VLI SEPARATE ACCOUNT - 5
                              (Exact Name of Trust)

                        NATIONWIDE LIFE INSURANCE COMPANY
                               (Name of Depositor)
                              One Nationwide Plaza
                              Columbus, Ohio 43215
          (Complete address of depositor's principal executive offices)

                              One Nationwide Plaza
                              Columbus, Ohio 43215
                   (Address of Principal Office of Registrant)

                         Issuer of periodic payment plan
                         certificates only for purposes
                         of information provided herein.


                     I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number:

Nationwide VLI Separate Account - 5 (the "Separate Account"). IRS Employer Identification Number: The Separate Account shall report under the employer identification number of the Depositor - Nationwide Life Insurance Company ("Nationwide").

(b)  Furnish title of each class or series of securities issued by the trust:

Flexible Premium Variable Life Insurance Policies (the "Policies").

2. Furnish the name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust:



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Nationwide Life Insurance Company
One Nationwide Plaza
P.O. Box 182150
Columbus, Ohio 43215-2150

IRS Employer Identification Number:  31-4156830

3. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

Not Applicable.

4. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

No Policies are currently being distributed. When such distribution commences, Waddell & Reed, Inc. will be the "Principal Underwriter."

Waddell & Reed, Inc.
6300 Lamar Ave.
Overland Park, KS 66202

IRS Employer Identification Number:  43-1235675

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

     Ohio

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

The Separate Account was established pursuant to a resolution of the Board of Directors of Nationwide on May 21, 1998. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them. The resolution authorized the issuance of the Policies. There is no such indenture agreement.

(b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

There is no indenture or trust agreement. Nationwide intends to act as its own custodian for the safe keeping of the assets of the separate account. Nationwide will perform all functions normally performed by a custodian.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

The Separate Account has never been known by any other name.

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8.   State the date on which the fiscal year of the trust ends.

The fiscal year of the Separate Account ends on December 31.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial in itself, is representative of, or one of, a group of which in the aggregate is material.

The text under the caption "Legal Proceedings" in the Prospectus is hereby incorporated by reference.


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

(a)  Whether the securities are of the registered or bearer type.

The Policies which are to be issued are of the registered type insofar as all Policies are personal to the owner, and the records concerning the owner are maintained by or on behalf of Nationwide.

(b)  Whether the securities are of the cumulative or distributive type.

The Policies are of the cumulative type providing for no direct distribution of income, dividends or capital gains such amounts are not separately identifiable but are reflected in the payment of the Net Cash Surrender Value or death benefit upon surrender of the policy or the death of the insured.

Terms such as "Net Cash Surrender Value" that are capitalized but not defined herein are defined terms in the Registration Statement on Form S-6 for the Policies. That Registration is referred to as the "Prospectus" and is incorporated herein by reference. Defined terms from the Prospectus have the same meaning when used herein.

(c)  The rights of security holders with respect to withdrawal or redemption.

The text under the captions "Right to Revoke," "Surrendering the Policy for Cash," "Policy Loans, " and "Exchange Rights" in the Prospectus is hereby incorporated by reference.

(d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

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The text under the captions "Surrendering the Policy for Cash," "Policy Loans, "
and "Exchange Rights" of the Prospectus is hereby incorporated by reference.

(e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

The text under the caption "Grace Period-Reinstatement" of the Prospectus is hereby incorporated by reference.

(f) The substance of any provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

The text under the caption "Investing in the Policy-The Variable Account and Underlying Mutual Funds-Voting Rights" of the Prospectus is hereby incorporated by reference.

(g)  Whether security holders must be given notice of any change in:

(1)  the composition of the assets of the trust.

Notice must be given of any change to the Separate Account's investment policy. Changes in investment policy may result in changes to the composition of assets of the Separate Account.

(2)  the terms and conditions of the securities issued by the trust.

No change in the terms and conditions of the Policies that affects a policy owner's rights will be made without notice to the policy owners, except to the extent necessary to ensure that the Polices will continue to qualify as life insurance under the Internal Revenue Code or to preserve favorable tax treatment of the benefits provided by the Policies.

(3)  the provisions of any indenture or agreement of the trust.

Inapplicable - there is no indenture or agreement of the trust. See answer to
Item 6(b) above.

(4)  the identity of the depositor, trustee or custodian.

There is no provision requiring notice to Policy Owners with respect to any change in the identity of the Separate Account's depositor. Nationwide's obligations under the Policies, however, cannot be transferred to any other entity without notice to the Policy Owner.

(h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

(1)  the composition of the assets of the trust.

Consent of Policy Owners may be required when substituting the underlying securities of the Separate Account. In addition, to substitute such securities, approval of the Securities and Exchange Commission may be required in compliance with Section 26(b) of the Investment Company Act of 1940. Nationwide may, however, add additional sub-accounts without the consent of Policy Owners. Except as required by

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Federal or State law or regulation, no action will be taken by Nationwide which will adversely affect the rights of Policy Owners without their consent.

(2)  the terms and conditions of the securities issued by the trust.

No change in the terms and conditions of the Policies can be made without the consent of the Policy Owners, except as required by federal or state law or regulation.

(3)  the provisions of any indenture or agreement of the trust.

Inapplicable - there is no indenture or agreement of the trust.

(4)  the identity of the depositor, trustee or custodian.

There is no provision requiring consent of Policy Owners with respect to any change in the identity of the Separate Account's depositor. Nationwide's obligations under the Policies, however, cannot be transferred to any other entity without notice to the Policy Owner. There is no provision requiring consent of Policy Owners with respect to any change in the identity of the custodian.

(i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

Incorporated herein by reference is the following sections of the Prospectus filed concurrently herewith as part of the Registration Statement of form S-6:
Death Benefit Information.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which the security holders have an interest.

The securities held in the Separate Account will be shares of registered, open-end diversified or series management investment companies (the "Funds") described under the caption "Investments of the Variable Account" of the Prospectus and hereby incorporated by reference.

12. If the trust is the issuer of periodic payment plan certificates, and if any underlying securities were issued by another investment company, furnish the following information for each such company:

(a)  Name of Company.

The text of the initial page of the Prospectus identifies other investment companies issuing underlying securities and that page is hereby incorporated by reference.

(b)  Name and principal business address of depositor.

Not Applicable.

(c)  Name and principal business address of trustee or custodian.

Not applicable.

(d)  Name and principal business address of principal underwriter.

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Not applicable.

(e) The period during which the securities of such Company have been the underlying securities.

No underlying securities have been acquired by the Separate Account.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities,
(3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

(A)  the nature of such load, fee, expense or charge;

(B)  the amount thereof;

(C) the name of the person to whom such amounts are paid and his relationship to the trust;

(D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

(1)  Principal payments

For the information requested for this Item 13(a)(1)(A)-(D) please refer to the text under the caption "Policy Charges" of the Prospectus.

(2)  Underlying Securities

For the information requested for this Item 13(a)(2)(A)-(D) please refer to the text under the caption "Underlying Mutual Fund Annual Expenses" of the Prospectus.

(3)  Distributions.

For the information requested for this Item 13(a)(3)(A) - (D) the response is none with respect to distributions on death of the insured.

(4)  Cumulated or reinvested distributions or income.

For the information requested for this Item 13(a)(4)(A) - (D) the response is all investment income and other distributions are reinvested in the Fund shares at net asset value.

(5)  Redeemed or liquidated assets.

For the information requested for this Item 13(a)(5)(A) - (D) the response is the text of the prospectus under the caption "Policy Charges - Surrender Charges" is hereby incorporated by reference.

(b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

The text under the caption "Policy Charges" of the Prospectus is hereby incorporated by reference.

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(c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

The amount of total deductions as a percentage of the net amount invested cannot be determined because of variations in the manner in which the deductions may be applied over the period the Policy is in force. Please refer to Appendix C of the Prospectus for an illustration of Cash Values, Surrender Values and Death Benefits under certain assumed scenarios.

(d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee or custodian or principal underwriter.

Not Applicable

(e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.)

Nationwide does not expect to incur any federal income tax on the earnings or realized capital gains attributable to the Separate Account. However, if Nationwide incurs income taxes attributable to the Separate Account or determines that such taxes may be incurred, it may assess a charge for taxes against the Separate Account.

(f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities, or interests in underlying securities and describe fully the nature and extent of such profits or benefits.

Neither Nationwide, as depositor and custodian of the Separate Account nor Waddell & Reed, as general distributor, nor any affiliated person or party of the foregoing, may receive any profit or any other benefit from policy premiums or the investments held in the Separate Account not included in answers to Item 13(a) or 13(d) through the sale or purchase of the Policies or Fund shares.

Nationwide will compensate certain other persons for services rendered in connection with the distribution and servicing of the Policies, but such payments will be made from Nationwide's general account assets.

(g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust, bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

Not Applicable.

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               INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any), and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

A person desiring to purchase the Policies must complete an application on a form provided by Nationwide, and, if the applicant meets the prescribed underwriting standards, the Policy will be issued. Within limits, an applicant may choose the initial specified amount. A Policy generally will be issued only on the lives of Insureds who supply evidence of insurability satisfactory to Nationwide.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

The text of the prospectus under the caption "Investing in the Policy" "Information about the Policies - Premium Payments" and "Operation of the Policy
- Allocation of Net Premium and Cash Value" is hereby incorporated by reference.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

The text of the prospectus under the caption "Operation of the Policy - Allocation of the net Premium and Cash Value" is hereby incorporated by reference.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

Any surrender by a Policy Owner may be made by communication in writing to Nationwide. Partial surrenders are available as described under the caption "Surrendering the Policy for Cash - Partial Surrenders" of the Prospectus.

(b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

Nationwide is required to honor withdrawal requests as described in Items 10(c) and 17(a). With respect to the Separate Account's underlying securities, the Funds are required to redeem their shares at net asset value and to make payment therefor within seven (7) days.

(c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

When cash values are surrendered that portion is cancelled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

All income and other distributable funds of the Separate Account are reinvested in Fund shares and are added to the assets of the Separate Account.

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(b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

Not Applicable.

(c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

There are no reserves currently established in the Separate Account.

(d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three (3) years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

Not applicable.

19. Describe the procedure with respect to keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

Nationwide or a wholly owned subsidiary or affiliate thereof, will undertake all administration with respect to the Policies and the Separate Account including making and maintaining all records relating to Policy Owner accounts and providing reports to Policy Owners.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

(a)  Amendments to such indenture or agreement.

Not applicable

(b)  The extension or termination of such indenture or agreement.

Not Applicable.

(c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

(d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

Not Applicable.

(e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations, and functions.

Not applicable.

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(f)  The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

Not applicable.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

The text of the prospectus under the caption "Policy Loans" is hereby incorporated by reference.

(b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

The text of the prospectus under the caption "Policy Loans" is hereby incorporated by reference.

(c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

Not Applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

A blanket fidelity bond has been issued by Fidelity & Deposit Company of Maryland in the aggregate of $25,000,000 covering the officers, directors and employees of Nationwide and affiliated companies.

A blanket fidelity bond has been issued by ICI Mutual Insurance Company in the aggregate amount of $20,400,000 covering the officers, directors , and employees of Waddell & Reed.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee, or custodian not stated on Item 10 or Items 14 to 23, inclusive.

The Policy may be assigned as collateral for a loan or other obligation. The Policy Owner may change the Beneficiary (unless irrevocably named) during the lifetime of the Insureds by written request to Nationwide.

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

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Nationwide was incorporated in Ohio in 1929 as a stock life insurance company.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

Not Applicable.

(b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company, or any affiliated person or investment adviser of such company.

The text of the Prospectus under the caption "Policy Charges" is hereby incorporated by reference.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of the circumstances surrounding such cessation.

Nationwide conducts a life insurance business. Nationwide is licensed to conduct a life insurance business, both ordinary and group in all states, the District of Columbia, and Puerto Rico.

-        Nationwide Variable Account;
-        Nationwide Variable Account-II;
-        Nationwide Variable Account-3;
-        Nationwide Variable Account-4;
-        Nationwide Variable Account-5;
-        Nationwide Variable Account-6;
-        Nationwide Fidelity Advisor Variable Account;
-        Nationwide Variable Account-8;
-        Nationwide Variable Account-9;
-        Nationwide Variable Account-10;
-        MFS Variable Account;
-        Nationwide Multi-Flex Variable Account;
-        Nationwide VLI Separate Account;
-        Nationwide VLI Separate Account-2;
-        Nationwide VLI Separate Account-3;
-        Nationwide VLI Separate Account-4;
-        Nationwide VLI Separate Account-5;
-        NACo Variable Account;
-        Nationwide DC Variable Account; and the
-        Nationwide DCVA-II.

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OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish as at latest practical date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.


(1)  Officers and directors names

The text under the caption "Additional Information About Nationwide" section of the Prospectus is hereby incorporated by reference.

(2)  Relationship

The text under the caption "Additional Information About Nationwide" of the Prospectus is hereby incorporated by reference.

(3) No officer or director owns 5% or more of the outstanding voting securities of the depositor.

(4)  Ownership of Trust

Not Applicable.

(5)  Positions of officers and directors with other companies

The text under the caption "Additional Information About Nationwide" section of the Prospectus is hereby incorporated by reference.

(6) Nationwide is a stock life insurance company 100% owned by Nationwide Financial Services, a publicly traded company.

(b) Furnish a brief statement of the business experience during the last five
(5) years of each officer, director or partner of the depositor.

29. Furnish at latest practicable date the following information with respect to each Company which directly or indirectly owns, controls or holds with power to vote five (5%) or more of the outstanding voting securities of the depositor.

Nationwide is 100% owned by Nationwide Financial Services, Inc. ("NFS") which is owned approximately 81.6% by Nationwide Corporation and 18.4% by the public based on the value of the company. Nationwide Corporation controls 97.8% of the voting power of NFS with the remaining 2.2% of the voting power held by public shareholders.

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Item 28, 29 and 42, who directly or indirectly controls the depositor.

None.

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COMPENSATION OF OFFICERS OF DEPOSITOR

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

Not applicable, as of the date hereof, the Separate Account had not yet commenced operations.

(b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries:

Not applicable, as of the date hereof, the Separate Account had not yet commenced operations.

(c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

Not applicable, as of the date hereof the Separate Account had not yet commenced operations.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)  the aggregate direct remuneration to directors:

Not applicable, as of the date hereof, the Separate Account had not yet commenced operations.

(b)  indirectly, or through subsidiaries, to directors:

Not applicable, as of the date hereof, the Separate Account had not yet commenced operations.

COMPENSATION TO EMPLOYEES

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

Not applicable, as of the date hereof, the Separate Account had not yet commenced operations.

(b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales manager, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

Not applicable, as of the date hereof the Separate Account had not yet commenced operations.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any persons (exclusive of persons whose remuneration is reported in Item 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

Not applicable, as of the date hereof, the Separate Account had not yet commenced operations.


IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

(A) No sales of the Policies have been made or are currently being made. (B) It is presently proposed to sell the Policies in the states where Nationwide is licensed and Waddell & Reed is authorized to do business. (C) Not applicable.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

Not Applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937 any Federal or State governmental officer, agency or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

(1)  Name of officer, agency or body.

(2)  Date of denial.

(3)  Brief statement of reasons given for denial.

Not Applicable.

(b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937 the authority to distribute securities of the trust has been revoked by any Federal or state governmental officer, agency or regulatory body;

(1)  Name of officer, agency or body.

(2)  Date of revocation.

(3)  Brief statement of reason given for revocation.

Not Applicable

38. (a) Furnish a general description of the method of distribution of securities of the trust.

Waddell & Reed intends to sell the Policies in all jurisdictions where it is authorized and Nationwide is licensed to do business. The Policies will be sold by life insurance sales representatives who represent Nationwide and who are registered representatives of certain registered broker-dealers. Any sales representative or employee will have been qualified to sell variable life insurance policies under applicable Federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.

(b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

Nationwide executed an agreement with Waddell & Reed on December 6, 1999 whereby Waddell & Reed, as underwriter, will distribute the Policies. This agreement is in effect until terminated by the parties. Either party may terminate the agreement, without cause, on 30 days prior written notice or immediately for cause as defined in the agreement.

(c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

See Exhibit A(3)(c). - Sales Commission Schedule

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

The Principal Underwriter is a corporation organized under the laws of the state of Delaware on July 3, 1981.

(b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

No Policies are currently being distributed. Principal Underwriter is a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

Not Applicable.

(b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

(1)  The nature of such fee or participation.

(2)  The name of the person making payment.

(3) The nature of the services rendered in consideration for such fee or participation.

(4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

Not Applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies, other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

Waddell & Reed Advisors Funds
Waddell & Reed Advisors Funds, Inc.*

-        Waddell & Reed Advisors Accumulative Fund
-        Waddell & Reed Advisors Bond Fund
-        Waddell & Reed Advisors Income Fund
-        Waddell & Reed Advisors Science and Technology Fund
-        Waddell & Reed Advisors Asset Strategy Fund, Inc.
-        Waddell & Reed Advisors Cash Management, Inc.
-        Waddell & Reed Advisors Continental Income Fund, Inc.
-        Waddell & Reed Advisors Government Securities Fund, Inc.
-        Waddell & Reed Advisors High Income Fund, Inc.
-        Waddell & Reed Advisors High Income Fund II, Inc.
-        Waddell & Reed Advisors International Growth Fund, Inc.
-        Waddell & Reed Advisors Municipal Bond Fund, Inc.
-        Waddell & Reed Advisors Municipal Global Bond Fund, Inc.
-        Waddell & Reed Advisors New Concepts Fund, Inc.
-        Waddell & Reed Advisors Retirement Shares, Inc.
-        Waddell & Reed Advisors Small Cap Fund, Inc.
-        Waddell & Reed Advisors Tax-Managed Equity Fund, Inc.
-        Waddell & Reed Advisors Vanguard Fund, Inc.

W&R Funds, Inc.*

-        Asset Strategy Fund
-        High Income Fund
-        International Growth Fund
-        Large Cap Growth Fund
-        Limited-Term Bond Fund
-        Mid Cap Growth Fund
-        Money Market Fund
-        Municipal Bond Fund
-        Science and Technology Fund
-        Small Cap Growth Fund
-        Tax-Managed Equity Fund
-        Total Return Fund

Target/United Funds, Inc.* (to be renamed W&R/Target Funds, Inc.)

-        Asset Strategy Portfolio
-        Balanced Portfolio
-        Bond Portfolio
-        Growth Portfolio
-        High Income Portfolio
-        Income Portfolio
-        International Growth Portfolio
-        Large Cap Growth Portfolio
-        Mid Cap Growth Portfolio
-        Science and Technology Portfolio
-        Small Cap Growth Portfolio
-        Tax-Managed Equity Portfolio
-        Total Return Portfolio

* Indicates series fund.


(b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the names and residence address of the person in charge of such office.

Not Applicable.

(c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

Not Applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

Not Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

Not applicable.

       OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUSTx

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust, or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

Premiums to be allocated to the Separate Account will be invested at net asset value in any of the Funds in accordance with the selection made by the Policy Owner. Allocations are then made among the sub-accounts of the Separate Account.

The Separate Account Value will fluctuate in accordance with the investment results of the Sub-Accounts. The Separate Account Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the Policy in each Sub-Account as of the Valuation Day by the then Accumulation Unit Value of that Sub-Account and then summing the result for all the Sub-Accounts credited to the Policy and the value of the Loan Accounts.

(b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as of the latest practicable date.

No Policies have been offered for sale to the public. However, the Registration Statement on Form S-6 that provides hypothetical illustrations for the request information with regard to a hypothetical policy is hereby incorporated by reference.

(c) If there is any variation in the offering price of the trust's securities to any person or classes of person other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

The Policy Owner can choose a premium, within a range determined by Nationwide based on the specified amount and the Insured's sex (except where unisex rates apply), issue age and risk classification. Policies issued for insured's who do not satisfy Nationwide's underwriting criteria or which are supplemented with additional benefit riders are also subject to additional charges.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statement filed herewith:

(a)  by whose action redemption rights were suspended.

(b) the number of days notice given to security holders prior to suspension of redemption rights.

(c)  reason for suspension.

(d)  period during which suspension was in effect.

Not Applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

(1) The sources of quotations used to determine the value of portfolio securities.

Information is provided by the custodian for the Fund and will be used to value Accumulation Units issued with respect to each of the respective Sub-Accounts of the Separate Account.

(2)  Whether opening, closing, bid, asked or any other price is used.

With respect to the underlying mutual funds, Net Asset Value as of the end of the appropriate Business Day is used for valuation purposes.

(3) Whether price is as of the day of sale or as of any other time. The redemption price is as of the end of the Business Day on which a proper request is received by Nationwide's home office.

See the current prospectus for each of the funds underlying the Separate Account and item 13(c).

(4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

See Items 13(a), 13(e), 17(a) and 18(c).

(5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

See the current prospectus for each of the funds underlying the Separate Account and item 13(c).

(6)  Whether adjustments are made for fractions.

Not Applicable.

(b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

As of the date hereof, no Policies have been offered for sale and no amounts have been allocated the Separate Account.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interest in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

No person maintains a position in the underlying securities held in the Separate Account. Any of the Fund shares tendered for redemption will be redeemed at their per share Net Asset Value. Reference is made to Item 46 for a description of the redemption procedure. Redeemed Fund shares are cancelled and may not be reissued. The method of valuation of such underlying securities does not differ from that set forth in Items 44 and 46. See also Item 16.


V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

(a)  Name and principal business address.

Nationwide will perform all functions normally performed by a custodian. Its address is:

Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215-2150

(b)  Form of organization.

Nationwide is a stock life insurance company.

(c) State or other sovereign power under the laws of which the trustee or custodian was organized.

Nationwide Life Insurance Company was organized under the laws of Ohio.

(d)  Name of governmental supervising or examining authority.

Nationwide is subject to the laws of the State of Ohio governing insurance companies and to regulation by the Ohio Department of Insurance. In addition, it is subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed to do business.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

Not Applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars outlining the substance of the provisions of any indenture or agreement with respect thereto.

Neither Nationwide nor any other person may create a lien on the assets of the Separate Account.

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

(a)  The name and address of the insurance company:

Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215

(b)  The types of policies and whether individual or group policies.

The Policies are individual variable whole life insurance policies with flexible premiums.

(c)  The types of risks insured and excluded.

The death benefit is the only insurance benefit provided by the policies exclusive of additional benefit riders. Nationwide assumes the risk that insured covered by the Policies may die before anticipated and that the charge for the mortality risk may be insufficient. Nationwide also assumes the risk that deductions for expenses may be inadequate. Nationwide also assumes a risk by guaranteeing that the policy will not lapse, even if the policy account value is not sufficient to meet the deductions if the minimum annual premiums have been paid to date.

(d)  The coverage of policies.

See paragraph (c) of this item.

(e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

The recipient of the benefits of the insurance undertakings described in Item 51(c) is the designated beneficiary or the estate of the policy owner contingent and concurrent beneficiaries may be designated. There is no limitation on the use of the proceeds.

(f)  The terms and manner of cancellation and of reinstatement.

The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be terminated while the Policy remains in effect. Also see
Item 10(e).

(g) The method of determining the amount of premiums to be paid by holders of securities.

See Item 13(a) and Item 13(e) for information on the amount and method of assessing the charges for the insurance undertakings described in Item 51(c). See Items 10(c), 10(i) and 44(c) for the method in which the premium is set.

(h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

Not Applicable.

(i) Whether any person other than the insurance company receives any part of such premiums, the name of each person and the amount involved, and the nature of the services rendered therefor.

No person other than Nationwide receives the amounts deducted for: (1) cost of insurance; (2) administration and other expenses; (3) state premium tax and federal taxes; and (4) mortality and expense risks.

Nationwide may reinsure all or a portion of the risk and would pay a reinsurance premium for such reinsurance. However, any such arrangements or reinsurance contracts do not affect the policies or the benefits paid thereunder.

(j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

Not Applicable.

VII.  POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

See Items 10(g) and 10(h) regarding Nationwide's right to substitute any other investment for shares of the funds presently offered to the Separate Account.

(b) Furnish information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

Not Applicable.

(c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

(1)  the grounds for elimination and substitution;

Shares of another Fund may be substituted for those of any of the current Funds if shares of any of these Funds are no longer available for investment, or if, in the judgment of Nationwide's management, further investment in shares of any Fund should become inappropriate in view of the purposes of the Policies.

(2) the type of securities which may be substituted for any underlying security;

Shares of another Fund. The text under the caption "Investing in the Policy - The Variable Account and Underlying Mutual Funds - Substitution of Securities" of the Prospectus is hereby incorporated.

(3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

The method of substitution, as described in 52(a), would not result in the concentration of investment in a particular industry or group of industries or would conform to such a policy.

(4) whether such substituted securities may be the securities of another investment company; and

See Items 10(g), 10(h) and 52(a).

(5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

See Items 10(g), 10(h) and 52(a).

(d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such:

None.

REGULATED INVESTMENT COMPANY

53.  (a)  State the taxable status of the trust.

Nationwide is taxed as a life insurance company under the Internal Revenue Code of 1986 as amended. Since the Separate Account is not a separate entity from Nationwide and its operations form a part of Nationwide, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code.

(b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1986, and state its present intention with respect to such qualification during the current taxable year.

Not Applicable.

VIII.  FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class of securities:

Not Applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

Not Applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently issued by the trust.

     Not Applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

Not Applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

Not Applicable.

59.  Financial Statements:

FINANCIAL STATEMENTS OF THE TRUST

No financial statements are filed for the trust. It has not yet commenced operations, has no assets or liabilities and has received no income nor incurred any expenses.

FINANCIAL STATEMENT OF THE DEPOSITOR

The financial statements, of Nationwide, together with the opinion of KPMG, LLP, independent accountants, are included in the Registration Statement on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933. They are incorporated herein by reference.

INDEX TO EXHIBITS

A. Exhibits A(1) through A(11), are hereby incorporated by reference to Form S-6 filed with the Commission on even date herewith.

B.   (1)  Not Applicable

     (2)  Not Applicable

C.   Not Applicable

SIGNATURE


Pursuant to the requirements of the Investment Company Act of 1940, the Nationwide Life Insurance Company Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of Columbus and State of Ohio on the 21st day of September, 2000.



                                         NATIONWIDE VLI SEPARATE ACCOUNT-5
                                      ------------------------------------------
                                                   (Registrant)
(Seal)                                    NATIONWIDE LIFE INSURANCE COMPANY
                                      ------------------------------------------
                 Attest:                             (Depositor)


By:     /s/ GLENN W. SODEN             By:     /s/ STEVEN SAVINI
---------------------------------     ------------------------------------------
             Glenn W. Soden                         Steven Savini, Esq.
           Assistant Secretary